Filed Pursuant to Rule 253(g)(3)

File No. 024-11447

SUPPLEMENT NO. 1 DATED JUNE 24, 2021

to the Offering Circular dated June 11, 2021

CLUBHOUSE MEDIA GROUP, INC.

3651 Lindell Road, D517

Las Vegas, Nevada, 89103

(702) 479-3016

$1,000,000 Minimum Offering Amount (250,000 Shares of Common Stock)

$30,000,000 Maximum Offering Amount (7,500,000 Shares of Common Stock)

EXPLANATORY NOTE

This Offering Circular Supplement No. 1 (“Supplement”) contains information which amends, supplements, or modifies certain information contained in the Offering Circular of Clubhouse Media Group, Inc. (the “Company”) qualified by the Securities and Exchange Commission on June 11, 2021 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering a minimum of 250,000 shares of common stock and a maximum of 7,500,000 shares of common stock, par value of $0.001 per share, on a “best efforts” basis, at a public offering price of $4.00 per share. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular. This Supplement should be read in conjunction with the Offering Circular, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

The purpose of this Supplement is to disclose:

●	An update to delete references to Just a House, a former content creation house, and to delete references to the Just A House lease throughout the Offering Circular;

●	An update to the number of social media followers throughout the Offering Circular.

●	An update to the number content creation houses;

●	An update to disclosures regarding TheTinderBlog to reflect entry into a management agreement on June 10, 2021; and

●	An update to the recent developments disclosure regarding the Company’s new Clubhouse Creator Affiliate Program.

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Item 3. Summary and Risk Factors

This Supplement deletes the references to Just A House, a former content creation house, from the section “Item 3. Summary and Risk Factors—Summary—Principal Products and Services—The Clubhouses” of the Offering Circular and updates certain disclosures regarding the number of social media followers by replacing the disclosure under “Summary—Principal Products and Services—The Clubhouses” of the Offering Circular with the following:

The Clubhouses

Through WOHG, we are the sole owner of “The Clubhouse,” which is an integrated social media influencer incubator with a physical and digital footprint in Southern California and Europe. The Clubhouse is a collection of content creation houses located in scenic mansions in Southern California (3 locations), Las Vegas, Nevada (1 location) and Europe (1 location) that houses who we believe to be some of the most prominent and widely followed social media influencers, together carrying a currently estimated follower base of approximately 313.2 million social media followers as of June 22, 2021 across all Clubhouse influencers. The foregoing consists of approximately 204.0 million followers on TikTok, 48.7 million followers on Instagram, 55.8 million followers on YouTube, 2.7 million followers on Snapchat and 2.0 million followers on Twitter. The influencers who live in our Clubhouses, as well as the number of their social media followers, can fluctuate significantly at any given time, and we cannot predict the increase or decline of the number of influencers who live in our Clubhouses or the number of followers for our Clubhouse influencers at any given time in the future.

This Supplement updates certain disclosures regarding the number of social media followers by replacing the disclosure under “Item 3. Summary and Risk Factors—Summary—Principal Products and Services—The Clubhouses—‘The Clubhouse” Online Presences and Plans for Expansion of the Physical Clubhouses” of the Offering Circular with the following:

“The Clubhouse” Online Presence and Plans for Expansion of the Physical Clubhouses

While “The Clubhouse” network consists of physical locations (as described above), there are numerous “Clubhouse” accounts owned by The Clubhouse, with a combined following of over 5.7 million followers as of June 22, 2021 across Instagram, Snapchat, YouTube, and TikTok. These accounts are directly held by us (as opposed to the Clubhouse team of influencers) and therefore we have direct access to the followers of these accounts, which we consider to be our followers.

This Supplement updates certain disclosures regarding the number of social media influencers that the Company represents through Doiyen LLC and the number of combined social media followers by replacing the disclosure under “Item 3. Summary and Risk Factors—Summary—Principal Products and Services—Talent Management Services” of the Offering Circular with the following:

Talent Management Services

Doiyen LLC, our indirectly wholly owned subsidiary, is a talent management company for social media influencers and generates revenues based on the earnings of its influencer-clients (or “Creators”) by receiving a percentage of the earnings of its Creators. Certain influencers who live in our various Clubhouses enter into an Exclusive Management Agreement (the “Management Agreement(s)”). Through Doiyen, we seek to represent some of the world’s top talent in the world of social media. We plan to hire experienced talent and management agents as well as build our support and administrative resources seeking to expand operations. Our influencers include entertainers, content creators, and style icons.

Through Doiyen, we currently represent approximately 26 social media influencers, with a combined number of followers on Instagram, TikTok, and YouTube of over 60.8 million. We are dedicated to helping Doiyen’s influencer-clients build their brands, maintain creative control of their destinies, and diversify and grow their businesses through “The Clubhouse,” providing them opportunities to increase their monetization potential and amplify their reach.

We also may enter into non-exclusive management agreements with certain Creators, however this is extremely rare, as we prefer to only enter into exclusive management agreements.

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This Supplement updates certain disclosures regarding the number of social media followers by replacing the disclosure under “Item 3. Summary and Risk Factors—Risk Factors—Our business is subject to fluctuations that are not predictable, which subjects our business to increase risks” of the Offering Circular with the following:

Our business is subject to fluctuations that are not predictable, which subjects our business to increase risks.

Our business is subject to fluctuations with respect to both our influencers and the number of followers on social media we are able to access through our influencers and our own social media channels. The influencers who live in our Clubhouses, in general, do not stay for long periods of time. Influencers are not required by contract to live in our Clubhouses, and therefore may leave at any point. While we will still generate income from our influencers with which we have entered into Management Agreements regardless of whether such influencers live in our Clubhouses or not, either party may terminate the Management Agreement upon 30 days’ notice without cause. As such, our roster of Clubhouse influencers can change rapidly and significantly, which also affects the number of social media followers we can access, which we believe is a material factor in our ability to generate revenues. For example, at least one of our Clubhouse influencers has over 5.4 million followers as of the date of this Offering Circular. If this influencer were to leave our Clubhouse, we would immediately lose access to those followers through our Creator Occupancy Agreement. While we always seek to fill openings in our Clubhouses quickly, there is no guarantee we will be able to do so, or to fill such openings with influencers with an equal number of followers that the previous occupant-influencer had. Further, followers on social media in general often fluctuate significantly due to external factors that are not predictable. The unexpected loss of one or more of our influencers and/or a reduction in the number of ours or our influencers’ followers could have a negative impact on our business.

Item 7. Description of Business

This Supplement deletes the references to Just A House, a former content creation house, from the section “Item 7. Description of Business—Principal Products and Services—The Clubhouses” of the Offering Circular and updates certain disclosures regarding the number of social media followers by replacing the disclosure under “Item 7. Description of Business—Principal Products and Services—The Clubhouses” of the Offering Circular with the following:

The Clubhouses

Through WOHG, we are the sole owner of “The Clubhouse,” which is an integrated social media influencer incubator with a physical and digital footprint in Southern California and Europe. The Clubhouse is a collection of content creation houses located in scenic mansions in Southern California (3 locations), Las Vegas, Nevada (1 location) and Europe (1 location) that houses who we believe to be some of the most prominent and widely followed social media influencers, together carrying a currently estimated follower base of approximately 313.2 million social media followers as of June 22, 2021 across all Clubhouse influencers. The foregoing consists of approximately 204.0 million followers on TikTok, 48.7 million followers on Instagram, 55.8 million followers on YouTube, 2.7 million followers on Snapchat and 2.0 million followers on Twitter. The influencers who live in our Clubhouses, as well as the number of their social media followers, can fluctuate significantly at any given time, and we cannot predict the increase or decline of the number of influencers who live in our Clubhouses or the number of followers for our Clubhouse influencers at any given time in the future.

This Supplement updates certain disclosures regarding the number of social media followers by replacing the disclosure under “Item 7. Description of Business—Principal Products and Services—The Clubhouses—‘The Clubhouse’ Online Presences and Plans for Expansion of the Physical Clubhouses” of the Offering Circular with the following:

“The Clubhouse” Online Presence and Plans for Expansion of the Physical Clubhouses

While “The Clubhouse” network consists of physical locations (as described above), there are numerous “Clubhouse” accounts owned by The Clubhouse, with a combined following of over 5.7 million followers as of June 22, 2021 across Instagram, Snapchat, YouTube, and TikTok. These accounts are directly held by us (as opposed to the Clubhouse team of influencers) and therefore we have direct access to the followers of these accounts, which we consider to be our followers.

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This Supplement updates certain disclosures regarding the number of social media influencers that the Company represents through Doiyen LLC and the number of combined social media followers by replacing the disclosure under “Item 7. Description of Business—Principal Products and Services—Talent Management Services” of the Offering Circular with the following:

Talent Management Services

Doiyen LLC, our indirectly wholly owned subsidiary, is a talent management company for social media influencers and generates revenues based on the earnings of its influencer-clients (or “Creators”) by receiving a percentage of the earnings of its Creators. Certain influencers who live in our various Clubhouses enter into an Exclusive Management Agreement (the “Management Agreement(s)”). Through Doiyen, we seek to represent some of the world’s top talent in the world of social media. We plan to hire experienced talent and management agents as well as build our support and administrative resources seeking to expand operations. Our influencers include entertainers, content creators, and style icons.

Through Doiyen, we currently represent approximately 26 social media influencers, with a combined number of followers on Instagram, TikTok, and YouTube of over 60.8 million. We are dedicated to helping Doiyen’s influencer-clients build their brands, maintain creative control of their destinies, and diversify and grow their businesses through “The Clubhouse,” providing them opportunities to increase their monetization potential and amplify their reach.

We also may enter into non-exclusive management agreements with certain Creators, however this is extremely rare, as we prefer to only enter into exclusive management agreements.

This Supplement deletes references to the Just A House lease, from the section “Item 7. Description of Business—Recent Developments” of the Offering Circular, updates certain disclosures regarding TheTinderBlog by replacing the disclosure under “Item 7. Description of Business—Recent Developments—Letter of Intent—TheTinderBlog” of the Offering Circular with the following:

Management Agreement—TheTinderBlog

Effective June 10, 2021, the Company entered into an exclusive management agreement pursuant to which it will manage, invest in and help grown “TheTinderBlog” (Instagram.com/thetinderblog), a large and highly successful Instagram meme account. TheTinderBlog is an official partner of Facebook. TheTinderBlog boasts over 4.2 million followers acquired over its six-year existence, as well as a seven-figure annual net income built on nearly one billion web impressions per month. TheTinderBlog has also attracted major advertisers, including McDonald’s, Amazon Prime, Dunkin Donuts, Samsung, among others.

This Supplement adds certain disclosure regarding recent developments immediately below “Item 7. Description of Business—Recent Developments—Management Agreement—TheTinderBlog” of the Offering Circular as follows:

Clubhouse Creator Affiliate Program

In June 2021, we launched the Clubhouse Creator Affiliate Program. Through this program, we invite young social media creators from all over the world to join the Clubhouse network, promote the Clubhouse brand and grow their social media network with us. To date, over 18 creators with a total reach of well over 100 million followers have signed up and partnered with us and we expect many more to do the same. These creators will serve as Clubhouse ambassadors worldwide and we plan to invite them to visit our content houses and collaborate with our creators.

Item 8. Description of Property

This Supplement deletes references to Just A House from the section “Item 8. Description of Property” of the Offering Circular and updates certain disclosures regarding the number of content creation houses by replacing the disclosure under “Item 8. Description of Property” of the Offering Circular with the following:

Our headquarters is located at 3651 Lindell Road, D517, Las Vegas, Nevada. There is no physical office space here, and this address is mainly used as a mailing address and call center for WOHG. We pay a fee of $79.00 per month for the use of this headquarters.

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Our management generally works out of 201 Santa Monica Blvd., Suite 30, Santa Monica, California 90401, which is WOHG’s headquarters. We believe that these facilities are adequate to support the Company’s existing operations and that we will be able to obtain appropriate additional facilities or alternative facilities on commercially reasonable terms if and when necessary. We do not have a formal lease pursuant to which it uses these offices, and does not have a monthly rent obligation for use of these premises.

We have three social media content creation houses located in Los Angeles, California (Clubhouse BH, Dobre Bothers House – Beverly Hills, and Weheartfans House – Bel Air), one social media house located in Las Vegas (Society Las Vegas) and one social media content creation house located in the Republic of Malta (Clubhouse Europe). Each of these properties is between approximately 6,000 and 7,000 square feet (with the exception of Clubhouse BH, which is approximately 12,000 square feet) and are used by the Company to provide living arrangements for our team of social media influencers, as well as provide an environment for content creation. In an effort to provide desirable living arrangements for our team of influencers, as well as provide an ideal location our influencers to create content, we strive to choose properties that are large, picturesque, and conducive for filming.

Details of the lease arrangements for each of these Clubhouse properties are summarized below.

●	Clubhouse BH: The tenant at this property is Amir Ben-Yohanan and Amie Ben-Yohanan. The lease term expired on March 31, 2021. (See Exhibit 6.26). We decided to rent this property on a month-to-month basis rather than extend the lease following the expiration of the lease. While we are not named as the tenant on the lease for this property, it is planned that this lease will be assigned to the Company in the future. In order to use this property as the Clubhouse in the meantime, we have agreed to reimburse Amir Ben-Yohanan, its Chief Executive Officer, for any rent expenses incurred by Mr. Ben-Yohanan on our behalf with respect to this property. The monthly rent paid for Clubhouse BH is $42,000 per month.

●	Dobre Brothers House – Beverly Hills: The tenant at this property is West of Hudson Group, Inc. The lease term expires July 31, 2021, unless earlier extended by the landlord and tenant. (See Exhibit 6.5). The monthly rent paid for Dobre Brothers House – Beverly Hills location is $50,000 per month.

●	Clubhouse Europe: The tenant at this property is West of Hudson Group, Inc. The lease term expired on November 5, 2020 and. Pursuant to the mutually agreement of the Company and the landlord, the lease for this property is now on a month to month basis. (See Exhibit 6.6). The monthly rent paid and related expenses for the Clubhouse Europe location is $7,000 Euros per month.

●	Weheartfans House – Bel Air: The tenant at this property is Amir Ben-Yohanan. The lease term expires September 30, 2021, unless earlier extended by the landlord and tenant. (See Exhibit 6.27). While we are not named as the tenant on the lease for this property, it is planned that this lease will be assigned to the Company in the future. In order to use this property as Clubhouse in the meantime, we have agreed to reimburse Amir Ben-Yohanan, its Chief Executive Officer, for any rent expenses incurred by Mr. Ben-Yohanan on our behalf with respect to this property. The monthly rent paid for the Weheartfans House – Bel Air location is $40,000 per month.

●	Society Las Vegas – Las Vegas: The tenant at this property is Amir Ben-Yohanan. The one-year lease term expires January 31, 2022, and will be on a month-to-month basis thereafter, until either party shall terminate by giving the other party 30 days written notice. (See Exhibit 6.43). While we are not named as the tenant on the lease for this property, it is planned that this lease will be assigned to the Company in the future. In order to use this property as Clubhouse in the meantime, we have agreed to reimburse Amir Ben-Yohanan, its Chief Executive Officer, for any rent expenses incurred by Mr. Ben-Yohanan on our behalf with respect to this property. The monthly rent paid for Society Las Vegas – Las Vegas location is $12,500 per month.

The date of this Offering Circular Supplement No. 1 is June 24, 2021.

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